SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

NAME OF ISSUER:  Cortech, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  22051J100000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    October 18, 1997


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement:       (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   300902103000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   2,588,257

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  2,588,257

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   2,588,257

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   13.97%

14.      TYPE OF REPORTING PERSON:   PN

Item 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to add the following:

     Asset Value has contributed to the capital of Cortech, Warrants to purchase 562,576 Cortech Shares. Asset Value took this action to remove any doubt that its ownership of Cortech securities could trigger Cortech's poison pill. As Asset Value stated in its letter to Cortech, which is attached to this filing as Exhibit D, Asset Value did not want the issue of the Warrants to distract Cortech from the effort to enhance its business prospects and shareholder value.


Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     Item 5 is hereby amended to add the following:

     (a) As of the close of business on October 18, 1997, Asset Value beneficially owned 2,588,257 Shares representing in total 13.97% of Shares reported as outstanding in the Company's Form 10-Q for the quarter ended June 30, 1997.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

     (c) Exhibit C annexed hereto sets forth all transactions in Shares and Warrants effected by Asset Value in the sixty days preceding the date of this Statement and not previously reported, the dates of such transactions, and the per Share/Warrant purchase or sales price. The transactions reported herein, unless otherwise indicated, were open market transactions effected in the over-the-counter market.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit C -  Transactions in Shares/Warrants for the past 60 days not previously reported
         Exhibit D -  Letter dated October 18, 1997 to Kenneth R. Lynn

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 20, 1997


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary

                                   EXHIBIT C

  Transactions in Shares/Warrants for the Past 60 Days Not Previously Reported


                                NUMBER OF                         PRICE
  DATE                          WARRANTS                       PER WARRANT
--------                  ----------------------            ------------------
Warrants:
---------
10/18/97                     562,576*                         none




*   Asset Value contributed these Warrants to the capital of Cortech.


                                   EXHIBIT D

                Letter dated October 18, 1997 to Kenneth R. Lynn


                      ASSET VALUE FUND LIMITED PARTNERSHIP
                                376 MAIN STREET
                                  P.O. BOX 74
                          BEDMINSTER, NEW JERSEY 07921
                                  908 766 7220



                                        October 18, 1997


Via Federal Express

Mr. Kenneth R. Lynn
President and Chief Executive Officer
Cortech, Inc.
6850 North Broadway, Suite G
Denver, Colorado  80221

Dear Ken:

     As you know, Asset Value Fund Limited Partnership ("Asset Value") has filed a Form 13D in connection with Asset Value's ownership of 2,588,257 shares of the common stock (the "Shares") of Cortech, Inc. ("Cortech") and warrants to purchase 562,576 Cortech Shares at prices far above the current market or any market price that could be reasonably contemplated in the near future (the "Warrants"). Cooley Godward LLP ("Cooley"), counsel to Cortech, advised Asset Value that Cortech could aggregate the Warrants and the Cortech Shares owned by Asset Value for purposes of determining whether or not Cortech's poison pill was triggered when Asset Value purportedly acquired in excess of 15% of Cortech Shares ("Purported Excess Ownership"). Cooley further advised Asset Value that Cortech assumed the Purported Excess Ownership was inadvertent and that if Asset Value contributed the Warrants back to Cortech the poison pill would not be activated.

     Though not conceding the point, Asset Value has determined not to contest the issue of the Purported Excess Ownership. As reported in its 13D filing, Asset Value believes that Cortech needs to modify its current business and that Asset Value can assist in this endeavor. To assure that the issue of the Warrants does not distract Cortech from the effort to enhance its business prospects and shareholder value, Asset Value has enclosed the Warrants and hereby contributes the Warrants to the capital of Cortech.


                                        Very truly yours,



                                        /s/ Paul O. Koether
                                        -----------------------------
                                        Paul O. Koether
                                        President

Enclosures